UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)


                         TOREADOR RESOURCES CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.15625 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    891050106
             -------------------------------------------------------
                                 (CUSIP Number)


                     MatlinPatterson Capital Management L.P.
          MatlinPatterson Distressed Opportunities Master Account L.P.
                    MatlinPatterson Capital Management GP LLC
                                 David J. Matlin
                                Mark R. Patterson
                                Muniz Sukhadwala
                            (Name of Persons Filing)

                                  Robert Weiss
                     MatlinPatterson Capital Management L.P.
                         520 Madison Avenue, 35th Floor
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 5, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X]

     Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Distressed Opportunities Master Account L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Muniz Sukhadwala
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,275,796
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,275,796
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,275,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106

INTRODUCTION

         This Amendment ("Amendment No. 3") amends and supplements the Schedule 13D Statement, filed on March 24, 2008, (the "Initial Statement"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on June 13, 2008 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed on June 26, 2008 ("Amendment No. 2"). The Initial Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the "Statement."

         Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Statement.

         The Initial Statement was filed on behalf of (1) MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("MatlinPatterson Distressed"), (2) MatlinPatterson Capital Management L.P., a Delaware limited partnership ("MatlinPatterson Capital Management") by virtue of its investment authority over securities held by MatlinPatterson Distressed, (3) MatlinPatterson Capital Management GP LLC, a Delaware limited liability company ("MatlinPatterson Capital Management GP"), as the general partner of MatlinPatterson Capital Management, (4) David J. Matlin ("David Matlin") and Mark R. Patterson ("Mark Patterson") each, as a holder of 50% of the membership interests in MatlinPatterson Capital Management GP and (5) Michael Watzky ("Michael Watzky," and together with MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin and Mark Patterson, the "Initial Reporting Persons," and each an "Initial Reporting Person") to disclose the shared beneficial ownership by the Reporting Persons of 1,856,854 shares of the common stock, par value $0.15625 per share (the "Common Stock") of Toreador Resources Corporation (the "Company" or "Issuer") held by MatlinPatterson Distressed.

         Amendment No. 1 was filed to disclose shares of Common Stock of the Company purchased by MatlinPatterson Distressed in open market transactions.

         Amendment No. 2 was filed to report a letter, dated June 20, 2008, MatlinPatterson Distressed submitted to the Company.

         This Amendment No. 3 is being filed to add Muniz Sukhadwala as an additional reporting person.

Item 2.  Identity and Background.

         The first paragraph of Item 2 of the Statement is hereby amended and restated as follows:

         This Statement is filed jointly on behalf of (1) MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("MatlinPatterson Distressed"),
(2)MatlinPatterson Capital Management L.P., a Delaware limited partnership ("MatlinPatterson Capital Management"), (3) MatlinPatterson Capital Management GP LLC, a Delaware limited liability company ("MatlinPatterson Capital Management GP"), (4) David J. Matlin ("David Matlin"),(5) Mark R. Patterson ("Mark Patterson") and (6) Muniz "Mike" Sukhadwala ("Mike Sukhadwala"). MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin, Mark Patterson and Mike Sukhadwala, are collectively referred to as the "Reporting Persons" and each a "Reporting Person." Michael Watzky ceased being a reporting person because he no longer shares voting or dispositive control over the shares owned by MatlinPatterson Distressed.

Schedule 13D
Cusip No. 891050106

         The sixth paragraph of Item 2 of the Statement is hereby amended and restated as follows:

         Mike Sukhadwala's present principal occupation is to serve as the Senior Portfolio Manager of MatlinPatterson Capital Management. Mike Sukhadwala is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

         The second and third sentence of the last paragraph of Item 4 of the Statement are hereby amended and restated as follows:

         The Reporting Persons may acquire or dispose of Common Stock via open market transactions. However, there is no timetable or pre-arranged plan related to the purchase or sale of Common Stock.

Item 5. Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended and restated as follows:

         (a)-(b) The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons as of the filing date of this Amendment No. 3 is based upon 20,263,333 shares outstanding on November 7, 2008, as reported in the Company's Form 10-Q for the fiscal quarter ending September 30, 2008.

         (1) As of the filing date of this Amendment No. 3, MatlinPatterson Distressed is a direct beneficial owner of 2,275,796 shares of Common Stock, consisting of 2,229,077 shares of Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock, and each of the other Reporting Persons is an indirect beneficial owner of 2,275,796 shares of Common Stock, consisting of 2,229,077 shares of Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock. The 2,275,796 shares of Common Stock represent beneficial ownership of approximately 11.2% of the Company's issued and outstanding shares of Common Stock (assuming conversion of the 5% Senior Convertible Notes due 2025 beneficially owned by MatlinPatterson Distressed).


         (2) MatlinPatterson Capital Management serves as investment adviser or manager to MatlinPatterson Distressed. By reason of such relationship, MatlinPatterson Capital Management may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (3) MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management. By reason of such relationship, MatlinPatterson Capital Management GP may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (4) Mark Patterson and David Matlin are the holders of all of the membership interests in MatlinPatterson Capital Management GP. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (5) Mike Sukhadwala serves as the Senior Portfolio Manager of MatlinPatterson Capital Management. By reason of such relationship, Mike Sukhadwala may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

Schedule 13D
Cusip No. 891050106

         (c) The Form 4s filed by MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, Mark Patterson and David Matlin on January 7, 2009 and January 8, 2009 lists all transactions in the Common Stock for the Reporting Persons during the past sixty days. All such transactions were sale effected in the open market.

         (d)      Not applicable

         (e)      Not applicable

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Muniz Sukhadwala.

Exhibit 24.1(*)   Power of Attorney by David J. Matlin

Exhibit 24.2(*)   Power of Attorney by Mark R. Patterson

Exhibit 24.4(*)   Power of Attorney by MatlinPatterson Capital Management GP LLC


---------------------

(*)  Previously filed as an Exhibit to the Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2009

                                  MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                  By: MATLINPATTERSON CAPITAL MANAGEMENT GP LLC,
                                      its general partner

                                      By: /s/ Robert H. Weiss
                                          --------------------------------------
                                          Name:  Robert H. Weiss
                                          Title: General Counsel


                                  MATLINPATTERSON DISTRESSED OPPORTUNITES MASTER ACCOUNT L.P.

                                  By: MATLINPATTERSON DOF GP LLC,
                                      its general partner

                                       By: MP ALTERNATIVES GP HOLDINGS LLC,
                                           its managing member

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                  MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

                                  By: /s/ Robert H. Weiss
                                      ------------------------------------------
                                      Name:  Robert H. Weiss
                                      Title: General Counsel


                                  DAVID J. MATLIN

                                  By: /s/ Robert H. Weiss
                                      ------------------------------------------
                                      Robert H. Weiss, by power of attorney


                                  MARK R. PATTERSON

                                  By: /s/ Robert H. Weiss
                                      ------------------------------------------
                                      Robert H. Weiss, by power of attorney


                                  MUNIZ SUKHADWALA

                                  By: /s/ Muniz Sukhadwala
                                      ------------------------------------------
                                      Muniz Sukhadwala

                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Muniz Sukhadwala.

Exhibit 24.1(*)   Power of Attorney by David J. Matlin

Exhibit 24.2(*)   Power of Attorney by Mark R. Patterson

Exhibit 24.4(*)   Power of Attorney by MatlinPatterson Capital Management GP LLC


(*)  Previously filed as an Exhibit to the Statement

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Amendment No. 3 to the Schedule 13D, dated as of March 24, 2008, with respect to the Common Stock, par value $0.15625 per share, of Toreador Resources Corporation, is, and any amendments to the Schedule 13D, dated as of March 24, 2008, signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Dated: January 12, 2009

                                  MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                  By: MATLINPATTERSON CAPITAL MANAGEMENT GP LLC,
                                      its general partner

                                      By: /s/ Robert H. Weiss
                                          --------------------------------------
                                          Name:  Robert H. Weiss
                                          Title: General Counsel


                                  MATLINPATTERSON DISTRESSED OPPORTUNITES MASTER ACCOUNT L.P.

                                  By: MATLINPATTERSON DOF GP LLC,
                                      its general partner

                                      By: MP ALTERNATIVES GP HOLDINGS LLC,
                                          its managing member

                                          By: /s/ Robert H. Weiss
                                              ----------------------------------
                                              Name:  Robert H. Weiss
                                              Title: General Counsel


                                  MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

                                  By: /s/ Robert H. Weiss
                                      ------------------------------------------
                                      Name:  Robert H. Weiss
                                      Title: General Counsel


                                  DAVID J. MATLIN

                                  By: /s/ David J. Matlin
                                      ------------------------------------------
                                      David J. Matlin


                                  MARK R. PATTERSON

                                  By: /s/ Mark R. Patterson
                                      ------------------------------------------
                                      Mark R. Patterson


                                  MUNIZ SUKHADWALA

                                  By: /s/ Muniz Sukhadwala
                                      ------------------------------------------
                                      Muniz Sukhadwala